Mail Stop 4720

December 3, 2009

By US Mail and facsimile to (215) 864-1758

Gerard P. Cuddy
President and Chief Executive Officer
Beneficial Mutual Bancorp, Inc.
510 Walnut Street
Philadelphia, PA 19106

> **Re:** **Beneficial Mutual Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 001-33476**

Dear Mr. Cuddy:

     We have completed our review of your Form 10-K for fiscal year ended December 31, 2008 and related filings and have no further comments at this time.

Sincerely,

Justin Dobbie
Attorney Advisor